Filed by Continental Minerals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Great China Mining Inc.
Commission File Number: 000-26217

The following press release filed by Continental Minerals Corporation (“Continental”) with the Securities and Exchange Commission (the “Commission”) under cover of Form 6-K was filed with the Commission pursuant to Rule 425 in connection with the proposed merger transaction between Continental and Great China Mining Inc. (“Great China”):

Description of Document	Date of Filing of Form 6-K with the SEC
Press Release dated August 25, 2006	August 28, 2006
Interim Financial Statements for the Quarter Ended June 30, 2006	August 25, 2006
Amended and Restated Interim Financial Statements for the Quarter Ended March 31, 2006	August 24, 2006

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Continental and Great China have filed relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Continental with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which includes a preliminary prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China common shares. The Registration Statement incorporates a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that Great China plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus contains important information about Great China, Continental, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Great China and Continental through the web site maintained by the SEC at www.sec.gov.

Great China and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Great China's annual report on Form 10-KSB, which was filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Continental's Form 20-F filed with the SEC on June 30, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental Minerals Corporation

1020-800 W Pender St.
Vancouver, BC
V6C 2V6 Canada
Tel. 604-684-6365
Fax 604-684-8092
Toll Free: 1-800-667-2114
www.continentalminerals.com

CONTINENTAL SECURES $11.5 MILLION CONVERTIBLE NOTE FINANCING

August 25, 2006, Vancouver, BC – Continental Minerals Corporation (“Continental”) (TSX.V-KMK; OTC.BB-KMKCF) announces that it has reached an agreement with Taseko Mines Limited (“Taseko”) whereby Taseko will purchase an.$11.5 million Convertible Secured Promissory Note of Continental (the “Note”), for the purposes of funding continued exploration on the Xietongmen property in Tibet, China and for working capital. The Note, if not earlier converted, redeemed or repaid, is due one year from its date of issuance (the “Closing”).

Taseko has the right to convert any or all of the principal then outstanding under the one year Note, plus a 5% premium into Continental common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also receives the right to participate in Continental’s future financings (the “Participation Right”) and in such event can redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note or its redemption in the event that the Participation Right is exercised, Taseko will acquire a right of first refusal (the “Pre-Emptive Right”) for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, excepting certain normal course securities issuances, offered by Continental in a subsequent financing until a maximum of 19.9% of Continental’s then outstanding shares on a fully diluted basis are held by Taseko. If Taseko fails to exercise the PreEmptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provides for interest at the rate of 16% per annum payable monthly. Interest is payable in cash, or at Taseko’s election, in Continental common shares based upon the higher of the five day volume weighted average of the closing price of Continental’s common shares at the time the interest payment is due or at Closing. Repayment of the Note is secured by an indirect pledge of Continental’s 60% interest in the Xietongmen property, which security interest will be subordinated, if necessary, to any security interest granted by Continental in respect of senior debt. Continental retains the right to pre-pay the Note on 10 days notice, after 180 days from closing.

Continental and Taseko are both members of the Hunter Dickinson Inc. operated companies and have certain directors in common and, accordingly, the independent directors of each company have approved this financing. Completion of this financing is subject to regulatory approval. Any Continental shares issued pursuant to conversion of the Note will be subject to a four month hold period from Closing.

Arrangements to finalize the merger of Continental and Great China Mining Inc. to unify 100% ownership in the Xietongmen property in Continental (see joint news releases of June 12, 2006 and July 10, 2006) are progressing. Completion is subject to a number of conditions, including shareholder and regulatory approvals and will likely occur at or about the end of the third quarter of 2006.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:
Continental Minerals Corporation
Tel 604 684-63656365
Toll Free 1 800 667-63652114
www.continentalminerals.com

All currencies expressed in Canadian dollars.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Continental’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	December 31
	2006	2005
	(unaudited)	(restated - note 2(b))
Assets

Current assets
Cash and equivalents	$745,957	$4,009,244
Accounts receivable	481,640	200,588
Amounts due from related party (note 5)	–	152,319
Prepaid expenses and other items	518,289	56,669
	1,745,886	4,418,820

Mineral property interests	1,903,525	1,903,525
Equipment (note 3)	497,197	132,241
Investments	1	1

	$4,146,609	$6,454,587

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$853,000	$500,346
Amounts due to related party (note 5)	1,704,479	–
	2,557,479	500,346

Non-controlling interest (note 2)	–	944,880

Shareholders' equity
Share capital (note 4)	24,548,183	19,465,518
Contributed surplus (notes 4)	1,189,767	545,035
Deficit	(24,148,820)	(15,001,192)
	1,589,130	5,009,361
Continuing operations (note 1)
Subsequent event (note 4(c) and 7)
Proposed merger transaction (note 6)

	$4,146,609	$6,454,587

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Jeffrey Mason

Gerald Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Expenses (income)
Conference and travel	$197,044	$31,552	$346,488	$35,428
Exploration (schedule)	5,246,327	1,525,594	7,442,880	2,033,017
Foreign exchange	33,019	(13,546)	26,822	(16,422)
Interest	(7,634)	(39,966)	(24,731)	(78,970)
Legal, accounting and audit	227,975	88,691	383,270	146,281
Office and administration	476,002	197,051	884,616	328,275
Stock-based compensation - administration (note 4)	371,896	86,965	600,422	199,186
Stock-based compensation - exploration (note 4)	162,199	61,866	194,814	179,324
Project investigation	–	20,634	–	20,634
Shareholder communications	107,029	48,560	206,229	76,354
Trust and filing	17,318	20,809	31,698	30,012
Loss before non-controlling interest	6,831,175	2,028,210	10,092,508	2,953,119

Non-controlling interest	–	–	944,880	–

Loss for the period	$6,831,175	$2,028,210	$9,147,628	$2,953,119

Basic and diluted loss per common share	$0.13	$0.05	$0.19	$0.08

Weighted average number of common shares outstanding	51,080,722	37,796,256	49,223,744	37,703,156

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Six months ended June 30
	2006	2005
Deficit, beginning of period	$15,001,192	$6,420,405
Loss for the period	9,147,628	2,953,119

Deficit, end of period	$24,148,820	$9,373,524

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Cash provided by (used for)	2006	2005	2006	2005

Operating activities
Loss for the period	$(6,831,175)	$(2,028,210)	$(9,147,628)	$(2,953,119)
Items not involving cash
Non-controlling interest	–	–	(944,880)	–
Stock-based compensation	534,095	148,831	795,236	378,510
Amortization	27,484	1,403	48,061	1,403
Changes in non-cash operating working capital
Amounts receivable	(91,276)	(142,866)	(281,052)	(163,421)
Prepaid expenses	(462,121)	39,222	(461,620)	72,079
Accounts payable and accrued liabilities	262,960	1,016,116	352,654	890,736
Cash used for operating activities	(6,560,033)	(965,504)	(9,639,229)	(1,773,812)

Investing activities
Acquisition of equipment	(195,901)	(14,030)	(413,017)	(14,030)
Cash used for investing activities	(195,901)	(14,030)	(413,017)	(14,030)

Financing activities
Issuance of common shares, net of issue costs	4,769,861	419,091	4,932,161	431,571
Due to (from) related parties, net	1,597,750	(152,520)	1,856,798	(194,588)
Cash provided by financing activities	6,367,611	266,571	6,788,959	236,983

Decrease in cash and equivalents	(388,323)	(712,963)	(3,263,287)	(1,550,859)
Cash and equivalents, beginning of period	1,134,280	6,558,412	4,009,244	7,396,308

Cash and equivalents, end of period	$745,957	$5,845,449	$745,957	$5,845,449

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–

Non-cash financing and investing activities
Fair value of stock options transferred to share capital
on options exercised from contributed surplus	$104,281	$299,910	$150,504	$299,910

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Xietongmen Property, China	2006	2005	2006	2005

Exploration Costs
Amortization	$27,484	$1,403	$48,061	$1,403
Assays and analysis	558,366	86,691	900,382	101,975
Drilling	1,851,605	894,826	2,570,649	1,007,770
Engineering	953,944	–	1,043,687	6,920
Environmental	171,533	–	171,533	–
Equipment rentals and leases	161,658	26,939	248,430	54,129
Freight	16,155	–	16,155	–
Geological	603,337	268,324	954,859	410,859
Graphics	32,708	7,712	50,888	21,563
Property Fees/Assessments	22,001	–	22,001	–
Reclamation fees	–	24,398	–	28,106
Site activities	487,646	116,939	759,782	175,490
Socioeconomic	146,375	35,957	314,353	93,272
Transportation	213,515	62,405	342,100	131,530
Incurred during the period	5,246,327	1,525,594	7,442,880	2,033,017
Non-cash stock based compensation	162,199	61,866	194,814	179,324
	5,408,526	1,587,460	7,637,694	2,212,341
Cumulative balance, beginning of period	11,945,744	3,997,613	9,716,576	3,372,732
Cumulative balance, end of period	$17,354,270	$5,585,073	$17,354,270	$5,585,073

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s amended and restated annual consolidated financial statements for the year ended December 31, 2005 as filed on SEDAR on August 24, 2006.

Operating results for the three month and six month periods ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006 or for any other period.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to discharge current liabilities and meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries.

All material intercompany balances and transactions have been eliminated. NCI has been reduced to zero to reflect its share of the loss incurred by Highland Mining Inc.

(b)	Restatement

The consolidated balance sheet as at December 31, 2005 has been amended and restated to increase the value assigned to non-controlling interest and mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Corporation by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. This restatement had no impact on working capital, shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or the schedule of exploration expenses as at and for the year ended December 31, 2005 (refer to notes 2(r) and 4(a) of the

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

amended and restated consolidated financial statements as at and for the year ended December 31, 2005 which were filed on SEDAR on August 24, 2006).

The consolidated balance sheet as at December 31, 2005 has been amended and restated to increase the value assigned to mineral property interests recorded by $904,519. The consolidated statements of operations and cash flows for the three months ended March 31, 2006 were amended prior to this filing to increase the amount allocated to the non-controlling interest and decrease the net loss by $904,519, which reflects the non-controlling interest’s share of the joint venture losses after giving effect to the amended value assigned to the non-controlling interest at the date of combination. This amendment is reflected in the results of operations and cash flows for the three and six month periods ended June 30, 2006.

3.	EQUIPMENT

		June 30, 2006		December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Vehicles	$385,855	$30,130	$355,725	$109,702	$2,806	$106,896
Buildings	12,767	3,192	9,575	12,767	–	12,767
Field	79,157	10,606	68,551	5,356	–	5,356
Computers	54,604	5,143	49,461	6,269	–	6,269
Furniture	15,681	1,796	13,885	953	–	953
	$548,064	$50,867	$497,197	$135,047	$2,806	$132,241

4.	SHAREHOLDERS’ EQUITY

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of non-voting, redeemable preferred shares.

(b)	Issued and outstanding common share capital

	Number of	Dollar
	common shares	Amount
Balance, December 31, 2005	47,306,185	$19,465,518
Share purchase warrants exercised	158,000	183,461
Share purchase options exercised, net of issuance costs (note 4(c))	4,954,000	4,748,700
Fair value of stock options allocated to shares issued on exercise	–	150,504
Balance, June 30, 2006	52,418,185	$24,548,183

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

(c)	Warrants

The continuity of share purchase warrants is as follows:

Expiry date	July 12, 2006
Exercise price	$1.05
Balance, December 31, 2005	5,640,000
Issued	–
Exercised	(4,954,000)
Expired	–
Balance, June 30, 2006	686,000

A total of 4,311,000 warrants of the 4,954,000 warrants exercised during the period were subject to a commission fee of 10% of the exercised amounts. Hence, a total of $453,000 issuance costs was recorded during the period.

Subsequent to June 30, 2006, a total of 686,000 warrants were exercised for gross proceeds of $720,300.

(d)	Share purchase option plan

The continuity schedule of share purchase options of which 994,000 are exercisable is as follows:

		Weighted
Share purchase options outstanding	Number of	average
	options	exercise price
Balance, December 31, 2005	1,859,267	$ 1.44
Granted	3,195,000	1.72
Exercised	(158,000)	1.16
Expired or cancelled	(5,000)	1.33
Balance, June 30, 2006	4,891,267	$ 1.63

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

Options outstanding and exercisable at June 30, 2006 were as follows:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
November 30, 2006	$ 1.10	316,600	316,600
November 30, 2006	$ 1.33	204,667	204,667
September 28, 2007	$ 1.70	900,000	300,000
November 30, 2007	$ 1.20	260,000	173,333
December 24, 2007	$ 1.50	15,000	–
February 29, 2008	$ 1.61	40,000	–
February 27, 2009	$ 1.61	50,000	–
April 30, 2009	$ 2.01	855,000	–
November 30, 2009	$ 1.61	250,000	–
February 28, 2011	$ 1.61	2,000,000	–
Total		4,891,267	994,000
Average option price		$ 1.63	$ 1.35

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the six months ended June 30, 2006, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Exploration
Engineering	$3,871	$2,731	$5,052	$13,524
Environmental, socioeconomic and land	976	3,967	1,407	9,910
Geological	105,323	55,168	136,326	155,890
Exploration	110,170	61,866	142,785	179,324
Administration	352,275	86,965	580,801	199,186
Total compensation cost recognized in
operations, credited to contributed
surplus	$462,445	$148,831	$723,586	$378,510

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Risk free interest rate	4.25%	3%	4.25%	3%
Expected life	2.9 years	2.1 years	2.9 years	2.1 years
Expected volatility	69%	95%	69%	95%
Expected dividends	nil	nil	nil	nil

(e)	Contributed surplus

Balance, December 31, 2005	$545,035
Changes during the period
Non-cash stock-based compensation	723,586
Share purchase options exercised, credited to share capital	(150,504)
Balance, June 30, 2006	$1,118,117

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from (to) related parties	June 30 2006	December 31 2005
Hunter Dickinson Inc.	$(1,704,479)	$152,319

	Three months ended		Six months ended
Reimbursement for third party	June 30		June 30
expenses and services rendered	2006	2005	2006	2005
Hunter Dickinson Inc.	$1,051,526	$305,135	$1,811,139	$481,961

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

6.	PROPOSED MERGER TRANSACTION

(a)

In April 2006, the Company completed the exploration expenditure requirement to exercise the Second Option to earn-in additional 10% (to a total of 60%) interest in Highland Mining Inc. pursuant to the Highland Mining Option Agreement. On July 1, 2006, the Company served notice to Great China Mining Inc (“GCMI”) of its intention to exercise the Second Option. GCMI is currently undertaking the review of the expenditures incurred effective from the date of the earn-in. Under the terms of the Option Agreement, once the Second Option is exercised and the first US$8 million in exploration expenditures is funded, further equity and/or loan funding of Highland will be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others.

(b)

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger among GCMI and the Company, whereby GCMI shares will be exchanged for Continental common shares on a ratio of 8.7871 GCMI shares for each Continental common share. The Company will also issue 136,607 options at exercise prices ranging from $1.02 to $1.23 with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three mineral property interests totalling approximately 100 square kilometers, lying within an area of interest near the Xietongmen Property, in exchange for 1,500,000 units, with each unit consisting of one Continental common share and one common share purchase warrant exercisable at $1.59 per common share for two years, from the date of the completion of the merger and US$3,250,000 cash, with US$1,250,000 payable on completion of the merger and the remaining balance in four equal annual installments of US$500,000.

Pursuant to the terms of the merger agreement, Continental will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. Continental will also issue 700,000 options exercisable at $1.61 per common share expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of Continental (one share plus one one-year share purchase warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than June 30, 2010.

As at June 30, 2006, completion of the merger is pending shareholder and regulatory approvals.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

7.	SUBSEQUENT EVENT

Subsequent to June 30, 2006, the Company entered into an agreement with Taseko Mines Ltd. (“Taseko”), a public company with certain directors in common with the Company, whereby the Company will issue to Taseko a $11.5 million Convertible Secured Promissory Note of Continental (the “Note”).

Taseko has the right to convert any or the entire principal then outstanding under the one year Note, plus a 5% premium into Continental common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also receives the right to participate in Continental’s future financings (the “Participation Right”) and in such event can redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note or its redemption in the event that the Participation Right is exercised, Taseko will acquire a right of first refusal (the “Pre-Emptive Right”) for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, excepting certain normal course securities offerings and strategic alliances, offered by Continental in a subsequent financing until a maximum of 19.9% of Continental’s then outstanding shares on a fully diluted basis are held by Taseko. If Taseko fails to exercise the PreEmptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provides for interest at the rate of 16% per annum payable monthly. Interest is payable in cash, or at Taseko’s election, in Continental common shares based upon the higher of the five day volume weighted average of the closing price of Continental’s common shares at the time the interest payment is due or at Closing. Repayment of the Note is secured by an indirect pledge of Continental’s 60% interest in the Xietongmen property, which security interest will be subordinated, if necessary, to any security interest granted by Continental in respect of senior debt. Continental retains the right to pre-pay the Note on 10 days notice, after 180 days from closing.

Completion of this financing is subject to regulatory approval. Any Continental shares issued pursuant to the conversion of the Note will be subject to a four month hold period from closing.

CONSOLIDATED FINANCIAL STATEMENTS - Amended and Restated

THREE MONTHS ENDED
MARCH 31, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets - Amended and Restated
(Expressed in Canadian Dollars)

	March 31	December 31
	2006	2005
	(restated - note 2(b))	(restated - note 2(b))
	(unaudited)
Assets

Current assets
Cash and equivalents	$1,134,280	$4,009,244
Accounts receivable	390,364	200,588
Amounts due from related party (note 5)	–	152,319
Prepaid expenses	56,168	56,669
	1,580,812	4,418,820

Mineral property interests	1,903,525	1,903,525
Equipment (note 3)	328,780	132,241
Investments	1	1

	$3,813,118	$6,454,587

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$590,040	$500,346
Amounts due to related party (note 5)	106,729	–
	696,769	500,346

Non-controlling interest	–	944,880

Shareholders' equity
Share capital (note 4)	19,732,099	19,465,518
Contributed surplus (notes 4)	701,895	545,035
Deficit	(17,317,645)	(15,001,192)
	3,116,349	5,009,361
Continuing operations (note 1)
Subsequent events (notes 4 and 6)

	$3,813,118	$6,454,587

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Jeffrey Mason

Gerald Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations - Amended and Restated
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005
	(restated - note 2(b))
Expenses
Conference and travel	$149,444	$3,876
Exploration (schedule)	2,196,553	507,423
Exploration - stock-based compensation (note 4)	32,615	117,458
Foreign exchange	(6,197)	(2,876)
Interest expense (income)	(17,097)	(39,004)
Legal, accounting and audit	155,295	57,590
Office and administration	408,614	131,224
Office and administration - stock-based compensation (note 4)	228,526	112,221
Shareholder communications	99,200	27,794
Trust and filing	14,380	9,203
Loss before non-controlling interest	3,261,333	924,909

Non-controlling interest	944,880	–

Loss for the period	$2,316,453	$924,909

Basic and diluted loss per common share	$(0.05)	$(0.03)

Weighted average number of common shares outstanding	47,360,195	32,602,615

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005
	(restated - note 2(b))
Deficit, beginning of period	$15,001,192	$6,420,405
Loss for the period	2,316,453	924,909

Deficit, end of period	$17,317,645	$7,345,314

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows - Amended and Restated
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Cash provided by (used for)	2006	2005
	(restated - note 2(b))
Operating activities
Loss for the period	$(2,316,453)	$(924,909)
Items not involving cash
Non-controlling interest	(944,880)	–
Stock-based compensation	261,141	229,679
Amortization	20,577	–
Changes in non-cash operating working capital
Amounts receivable	(189,776)	(20,555)
Prepaid expenses	501	32,857
Accounts payable and accrued liabilities	89,694	(125,380)
Cash used for operating activities	(3,079,196)	(808,308)

Investing activities
Acquisition of fixed assets	(217,116)	–
Cash used for investing activities	(217,116)	–

Financing activities
Issuance of common shares, net of issue costs	162,300	12,480
Due to related parties	259,048	(42,068)
Cash provided by (used for) financing activities	421,348	(29,588)

Decrease in cash and equivalents	(2,874,964)	(837,896)
Cash and equivalents, beginning of period	4,009,244	7,396,308

Cash and equivalents, end of period	$1,134,280	$6,558,412

Supplementary information
Taxes paid	$–	$–
Interest paid	$–	$–

Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$104,281	$–

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses - Amended and Restated
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Xietongmen Property	2006	2005

Exploration Costs
Assays and analysis	$342,016	$15,284
Amortization	20,577	–
Drilling	719,044	112,944
Engineering	89,743	6,920
Equipment rentals and leases	86,772	27,190
Geological	351,522	142,535
Graphics	18,180	13,851
Reclamation fees	–	3,708
Site activities	272,136	58,551
Socioeconomic	167,978	57,315
Transportation	128,585	69,125
Incurred during the period	2,196,553	507,423
Non-cash stock based compensation	32,615	117,458
	2,229,168	624,881
Cumulative balance, beginning of period	9,716,576	3,372,732
Cumulative balance, end of period	$11,898,397	$3,997,613

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s amended and restated annual consolidated financial statements for the year ended December 31, 2005 as filed on SEDAR on August 24, 2006.

Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006 or for any other period.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

(b)	Restatement

The consolidated balance sheet as at December 31, 2005 has been amended and restated to increase the value assigned to non-controlling interest and mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Corporation by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. This restatement had no impact on working capital, shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or the schedule of exploration expenses as at and for the year ended December 31, 2005 (refer to notes 2(r) and 4(a) of the amended and restated consolidated financial statements as at and for the year ended December 31, 2005 which were filed on SEDAR on August 24, 2006).

The consolidated balance sheet as at March 31, 2006 has been amended and restated to increase the value assigned to mineral property interests recorded by $904,519. The consolidated statements of operations and cash flows for the three months ended March 31, 2006 have been amended to increase the amount allocated to the non-controlling interest and decrease the net loss by $904,519, which reflects the non-controlling interest’s share of the joint venture losses after giving effect to the amended value assigned to the non-controlling interest at the date of combination.

All material inter-company balances and transactions have been eliminated.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

3.	EQUIPMENT

	March 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Vehicles	$288,695	$16,408	$272,287	$109,702	$2,806	$106,896
Buildings	12,767	1,596	11,171	12,767	–	12,767
Field	35,793	3,688	32,105	5,356	–	5,356
Computers	13,346	1,496	11,850	6,269	–	6,269
Furniture	1,562	195	1,367	953	–	953
	$352,163	$23,383	$328,780	$135,047	$2,806	$132,241

4.	SHAREHOLDERS’ EQUITY

(a)	Authorized share capital

The Company’s authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of non-voting, redeemable preferred shares.

(b)	Issued and outstanding common share capital

	Number of
	common	Dollar
	shares	Amount
Balance, December 31, 2005	47,306,185	$19,465,518
Share purchase warrants exercised	35,000	36,750
Share purchase options exercised	111,000	125,550
Fair value of stock options allocated to shares issued on exercise	–	104,281
Balance, March 31, 2006	47,457,185	$19,732,099

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

(c)	Warrants

The continuity of share purchase warrants is as follows:

Expiry date	July 12, 2006
Exercise price	$1.05
Balance, December 31, 2005	5,640,000
Issued	–
Exercised	(35,000)
Expired	–
Balance, March 31, 2006	5,605,000

Subsequent to March 31, 2006, a total of 4,461,000 warrants were exercised for cash proceeds of $4,684,050.

(d)	Share purchase option plan

The continuity schedule of share purchase options of which 779,932 are exercisable is as follows:

		Weighted
Share purchase options outstanding	Number of	average
	options	exercise price
Balance, December 31, 2005	1,859,267	$ 1.44
Granted	1,040,000	1.61
Exercised	(111,000)	1.46
Expired or cancelled	(5,000)	1.33
Balance, March 31, 2006	2,783,267	$ 1.52

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

Options outstanding and exercisable at March 31, 2006 were as follows:

		Number of	Number of
	Option	options	options
Expiry date	price	outstanding	exercisable
November 29, 2006	$ 1.10	336,600	336,600
November 30, 2006	$ 1.33	231,667	180,000
November 30, 2007	$ 1.20	260,000	123,332
September 28, 2007	$ 1.70	900,000	140,000
December 24, 2007	$ 1.50	15,000	–
February 28, 2008	$ 1.61	40,000	–
February 27, 2009	$ 1.61	50,000	–
November 30, 2009	$ 1.61	250,000	–
February 28, 2011	$ 1.61	700,000	–
Total		2,783,267	779,932
Average option price		$ 1.52	$ 1.28

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three months ended March 31, 2006, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2006	2005
Exploration
Engineering	$1,181	$10,793
Environmental, socioeconomic and land	431	5,943
Geological	31,003	100,722
Exploration	32,615	117,458
Office and administration	228,526	112,221
Total compensation cost recognized in operations, credited
to contributed surplus	$261,141	$229,679

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2006	2005
Risk free interest rate	4%	3%
Expected life	2.4 years	2 years
Expected volatility	70%	121%
Expected dividends	nil	nil

Subsequent to March 31, 2006, a total of 487,500 options were granted, and 37,000 options were exercised for proceeds of $46,910.

(e)	Contributed surplus

Balance, December 31, 2005	$545,035
Changes during the period
Non-cash stock-based compensation	261,141
Share purchase options exercised, credited to share capital	(104,281)
Balance, March 31, 2006	$701,895

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	March 31	December 31
Due from (to) related party	2006	2005
Hunter Dickinson Inc.	$(106,729)	$152,319

Reimbursement for third party expenses and
services rendered by:	Three months ended March 31
	2006	2005
Hunter Dickinson Inc.	$759,613	$176,826

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

6.	SUBSEQUENT EVENTS

(a)

In April 2006, the Company completed the exploration expenditure requirement to exercise the Second Option to earn-in additional 10% (to a total of 60%) interest in Highland Mining Inc. pursuant to the Highland Mining Option Agreement. The expenditures incurred are currently under review by Great China Mining Inc (“GCMI”).

(b)

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger among GCMI and a wholly owned subsidiary of the Company, whereby GCMI shares will be exchanged for Continental common shares on a ratio of 8.7871 GCMI shares for each Continental common share. If completed as contemplated, the merger will result in the Company owning a 100% interest in the Xietongmen property. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholder and regulatory approvals. The Company will also issue 136,607 options to current GCMI option holders, at exercise prices ranging from $1.02 to $1.23, with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three minerals property interests totalling approximately 100 square kilometers, lying within an area of interest near the Xietongmen Property, through the issuance of an additional 1,500,000 units, with each unit consisting of one Continental common share and one common share warrant exercisable at $1.59 per common share for two years, from the date of the completion of the merger. The Company is also required to pay US$3,250,000 cash, with US$1,250,000 payable on completion of the merger and the remaining balance in four equal annual instalments of US$500,000 to certain property holders.

Pursuant to the terms of the merger agreement, Continental will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. Continental will also issue 700,000 options to Mr. Wang, exercisable at $1.61 per common share, expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay him a bonus of 2,500,000 units of Continental (one share plus one one-year share purchase warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than March 31, 2010.